February 11, 2013

William Schroeder – Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SEC Comment Letter dated February 5, 2013
North Valley Bancorp – Item 4.02 Form 8-K, Filed January 30, 2013 File No. 000-10652

Dear Mr. Schroeder,

We are in receipt of your comment letter dated February 5, 2013 and have prepared this response to the specific inquiries included in your letter. Your comment letter referenced the following items:

  Form 8-K Item filed January 30, 2013
  Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

  We note in your disclosure that you will file an amendment to your Form 10-Q as of and for the three and nine month periods ended September 30, 2012 to correct the error in the calculation of the tax benefits. Please tell us when you plan to file the restated financial statements.

We will file our Form 10-Q/A on February 11, 2013.

  When you amend your periodic reports to file your financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 3.07 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

In conjunction with management’s identification that an error existed in the calculation of tax benefits recorded for the three and nine months ended September 30, 2012, management evaluated the design and operation of the Company’s disclosure controls and procedures as of September 30, 2012. Management determined that the Company did not maintain effective control over the financial reporting process utilized to calculate the correct amount of tax benefit to record in connection with the reversal of the deferred tax valuation allowance. As a result, Management believes this control deficiency resulted in an error in the reporting of other assets, stockholders’ equity, net income, and total comprehensive income. As a result of this material weakness, Management concluded that the Company’s disclosure controls were not effective as of September 30, 2012. As such the certifying officers plan to, in conjunction with the filing of the Form 10-Q/A, make amends to their statements related to the conclusions previously reached.

*****

In connection with our response above, we confirm and acknowledge that:

  North Valley Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  North Valley Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (530) 226-2911 with any questions.

Sincerely,

/s/ Kevin R. Watson
Kevin R. Watson Executive Vice President Chief Financial Officer